3,000,000 shares of Senior Common Stock at $15.00 per share 7% Annual Distribution Rate* OUR MISSION: PROVIDE STEADY MONTHLY DISTRIBUTIONS TO STOCKHOLDERS We are a REIT that owns commercial, industrial, office and medical properties that are leased to single tenants on a net basis. www.gladstonecommercial.info RISK FACTORS: An investment in shares of Senior Common Stock involves substantial risks. You should carefully consider, among other matters, the risk factors summarized on page 2 of this brochure and delineated in the section “Risk Factors” of the prospectus, prospectus supplement and in our most recent Annual Report on Form 10-K before deciding whether an investment in shares of Senior Common Stock is suitable for you. Gladstone Commercial Corporation has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this material relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement, a copy of which should have accompanied or preceded this material, and other documents Gladstone Commercial has filed with the SEC for more complete information about Gladstone Commercial and this offering. You may also obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or by visiting the website for this offering at www.gladstonecommercial.info. Alternatively, Gladstone Commercial, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Gladstone Securities, LLC, 1521 Westbranch Drive, Suite 200, McLean, VA 22102; Attention: Investor Relations or by calling 1 (703) 287-5900. this communication is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. the offering to which this communication relates is made only by the prospectus and prospectus supplement. this sales and advertising literature must be read in conjunction with the prospectus and prospectus supplement in order to fully understand all of the implications and risks of the offering of securities to which they relate. this material must be preceded or accompanied by a Gladstone commercial corporation prospectus and Gladstone commercial corporation senior common stock prospectus supplement. *Please note: distributions are not guaranteed. GLADSTONE COMMERCIAL

Risk FACTORS An investment in shares of Senior Common Stock involves substantial risks. You should purchase our securities only if you can afford a complete loss of your investment. Please read and consider the risk factors in the prospectus supplement and prospectus before purchasing any securities. The most significant risk factors include the following: Risks Relating to Our Senior Common Stock and This Offering:
There is no established public trading market for shares of Senior Common Stock, and we have no plans to list these shares on a national securities exchange.
We established the offering price of shares of Senior Common Stock on an arbitrary basis, and, as a result, the actual value of your investment may be substantially less than what you pay.
The calculation of the Exchange Ratio could result in a deterrent to your exchanging shares of Senior Common Stock for shares of Listed Common Stock if shares of Listed Common Stock are trading at lower levels at the time that you desire to exchange your shares.
Your ability to redeem shares of Senior Common Stock pursuant to our share redemption program is limited to the proceeds generated by our distribution reinvestment plan, and the share redemption program may be amended, suspended or terminated by our Board at any time without stockholder approval.
If you do not agree with the decisions of our Board, then you will not be able to influence changes in our policies and operations because holders of shares of Senior Common Stock will generally have no voting rights.
Our charter contains restrictions on the ownership and transfer of shares of our capital stock, and these restrictions may inhibit your ability to sell your shares of Senior Common Stock promptly, or at all.
Our Dealer Manager is one of our affiliates, and, therefore, an investor in shares of Senior Common Stock would not have the benefit of an independent underwriter who has performed an independent due diligence review.
Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to holders of our Senior Common Stock. Risks Relating to Our Company and Our Operations:
Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions to stockholders, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.
We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments, including but not limited to, changes in the general economic climate; changes in local conditions such as an oversupply of space or reduction in demand for real estate; changes in interest rates and the availability of financing; competition from other available space; and changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.
Our properties may be subject to impairment charges, which could adversely affect our results of operations and FFO.
Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and our properties may include special use and single or multi-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations which could harm our financial condition and ability to make distributions.
Our real estate investments have a limited number of tenants, many of which are small- and medium-sized businesses, and are concentrated in a limited number of industries, which subjects us to an increased risk of significant loss if any one of these tenants is unable to pay or if particular industries experience downturns.
We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to our stockholders.
We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.
We are dependent upon our key management personnel, who are employed by our Adviser, for our future success, particularly David Gladstone, Terry Lee Brubaker and Robert Cutlip.
Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.
We may have conflicts of interest with our Adviser and other affiliates, including but not limited to the following conflicts: (i) our Adviser may realize substantial compensation on account of its activities on our behalf, and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself; (ii) we may experience competition with our affiliates for financing transactions; (iii) our Adviser may earn fee income from our borrowers or tenants; and (iv) our Adviser and other affiliates could compete for the time and services of our officers and directors.
If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted.
To the extent that our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your stock.

TERMS OF SENIOR COMMON STOCK OFFERING

ISSUER	Gladstone Commercial Corporation
OFFERING SIZE & PRICE	3,000,000 shares, plus 500,000 for distribution reinvestment, at $15.00 per share
OFFERING STRUCTURE	Registered, non-listed Senior Common Stock issued by a publicly traded REIT
RANKING	Distribution payment preference over Listed Common Stock (NASDAQ: GOOD), but subordinate to Preferred Stock (NASDAQ: GOODN, GOODO & GOODP)
OBJECTIVE	Provide monthly dividends over a five year holding period; however, dividends are not guaranteed
MINIMUM INVESTMENT	200 shares ($3,000); available to all investors
CLOSINGS	Two randomly selected closings per month to occur once between the 1st and 15th of each month and once between the 16th and last day of each month
DIVIDENDS	7.00% per share per annum, declared daily and paid monthly (dividend obligations are cumulative from the date of original investment). Please note: dividends are not guaranteed.
INITIAL LIQUIDITY FROM SHARE REDEMPTION PROGRAM[1]	After one year holding period, quarterly repurchase of shares of Senior Common Stock, at $13.80 per share, from cash proceeds generated by the distribution reinvestment plan
CONVERSION LIQUIDITY OPTION	Exchangeable for Listed Common Stock (NASDAQ: GOOD) anytime after five years from the date of original purchase
DIVIDEND REINVESTMENT[1]	Investors may elect to reinvest their dividends and purchase additional shares at $15.00 per share
CALL PROTECTION	Callable at $15.30 per share starting from September 1, 2017
FEES & EXPENSES	• If Gladstone Commercial sells 3,000,000 shares of Senior Common Stock in the primary offering, 11% of the proceeds will be used to pay sales commissions, dealer manager fees, and other offering expenses • Gladstone Commercial pays its affiliated investment adviser (i) an advisory fee of 2% of total stockholders' equity less the value of any outstanding preferred shares, and (ii) a performance-based incentive fee
INFORMATION & TAX REPORTING	• Quarterly stockholder conference calls by Gladstone Commercial's management • Quarterly, annual, and periodic stockholder statements (Forms 10-Q, 10-K, and 8-K) • Quarterly share valuation published on the offering website, www.gladstonecommercial.info, beginning the quarter ending September 30, 2014 • Tax reporting: Form 1099

[1]The Distribution Reinvestment Plan and Share Redemption Program may be amended, suspended or terminated at any time without stockholder approval.

Consult the prospectus and prospectus supplement accompanying this brochure for more information regarding the offering.

HIGHLIGHTS
dividend priority: Senior Common Stock dividends are paid before Listed
Common Stock (NASDAQ: GOOD) dividends
preferred
cumulative dividends: If not paid, Senior Common Stock dividends stock are cumulative and must be paid before Listed Common Stock dividends
5 Year conversion option: After five years, Senior Common senior
Stock is convertible to Listed Common Stock common stock
transparency: Senior Common Stock is a non-traded equity
security that is part of a REIT whose Listed Common Stock
trades on NASDAQ under the symbol “GOOD.” Gladstone
Commercial files annual, quarterly, and periodic reports, common stock proxy statements and other information with the SEC,
issues press releases, conducts quarterly earnings calls
with stockholders and has a full-scale investor rela-
tions department that utilizes a publicly-available inves-
tor relations website
existing portfolio of properties: Gladstone Commercial already owns a well diversified port-
folio of 85 properties that comprise approximately 9.0 million square feet with total gross and net investments in these properties of approximately $729 million and $625 million, respectively diversification: Existing property portfolio is geographically diversified in 21 states and diversified by property type and across 19 distinct tenant industries
stewardship: The experienced management team at The Gladstone Companies utilizes a disci-
plined approach to investing and believes that each investment should have a tangible cash payment to its holder
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results.

GLADSTONE PERFORMANCE COMMERCIAL
Key Performance Data
Gladstone Commercial Corporation
85 properties in the portfolio with a total gross investment of approximately
Investor Relations $729 million 1521 Westbranch Drive McLean, VA 22102
Distributions paid on shares of our Listed Common Stock (NASDAQ: GOOD) were (703) 287-5893
Listed Common Stock (NASDAq: $16.43 million for the year ended December 31, 2012
GOOD) Preferred Stock (NASDAq:
Never missed or reduced dividend payment on Listed Common Stock since GOODN, GOODO and GOODP) inception in 2003
Very experienced senior management team in fund management
Additional information about Gladstone Commercial in our annual report. To request, please call (866) 366-5745 or visit our website, www.gladstonecommercial.info
The information on this page is accurate as of September 24, 2013. Past performance is not indicative of future results.